Exhibit 99.1

Meten EdtechX announces appointment of Henry Wong as Chief Financial Officer

SHENZHEN, China, July 16, 2020 (GLOBE NEWSWIRE) -- Meten EdtechX Education Group Ltd. (NASDAQ: METX) (“Meten EdtechX” or the “Company”), a leading English language training (“ELT”) service provider in China, today announces the appointment of Henry Wong as Chief Financial Officer with immediate effect. He succeeds Ricky Ng, who has decided to step down to pursue other opportunities.

Henry has more than 27 years’ experience in corporate finance, accounting, internal control, and corporate governance across international markets including mainland China, Hong Kong, Singapore, London, Japan and the United States. He is an independent director of Hong Kong listed Shifang Holding Company and Raffles Interior Ltd. Previously, he served as CFO of CITIC Frontier Services Group, a Hong Kong listed group with international subsidiaries and projects across airlines, logistics and insurance sectors.

Henry has also held senior finance and internal audit positions for multinational companies listed in the United States, Denmark, Japan, Hong Kong and China. As a chartered accountant, he spent more than 11 years in senior roles at Deloitte Touche Tohmatsu and PricewaterhouseCoopers.

Commenting on the appointment, Alan Peng, CEO of Meten EdtechX, said: “We are delighted to welcome Henry to the role of Chief Financial Officer. He brings significant finance experience gained at leading accounting firms and multinational companies listed in China and abroad. Henry’s priority will be to ensure our finance function continues to develop in a way that supports our ambitious strategy for organic growth and further value-added acquisitions.”

“On behalf of the board, I would like to thank Ricky for his valuable contribution to the Company, and for his part in the successful combination of Meten International Education Group and EdtechX Holdings Acquisition Corp. to create Meten EdtechX.”

Henry Wong said: “I am very excited to be joining Meten EdtechX at this important time in its development, as the company embarks on the next stage of its evolution. I look forward to working with Alan Peng and the executive team to facilitate successful delivery of the Company’s growth strategy.”

For investor and media enquiries, please contact:

Meten EdtechX

Stanley Yang

+86 1851-8513-075

stanley_yts@meten.com

Citigate Dewe Rogerson

Sandra Novakov / Christen Thomson / Eleni Menikou / Lucy Eyles

+44 (0)20 7638 9571

meten@citigatedewerogerson.com

About Meten EdtechX

Meten EdtechX is a leading ELT service provider in China, delivering English language and future skills training for Chinese students and professionals. Through a sophisticated digital platform and nationwide network of learning centers, the Company provides its services under three industry-leading brands: Meten (adult and junior ELT services), ABC (primarily junior ELT services) and Likeshuo (online ELT). It offers superior teaching quality and student satisfaction, which are underpinned by cutting edge technology deployed across its business, including AI-driven centralized teaching and management systems that record and analyze learning processes in real time.

The Company is committed to improving the overall English language competence and competitiveness of the Chinese population to keep abreast of the rapid development of globalization. Its experienced management is focused on further developing its digital platform and expanding its network of learning centers to deliver a continually evolving service offerings to a growing number of students across China.